SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Jupitermedia Corporation

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

48207D101

(CUSIP Number)

Alan M. Meckler

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copies to:

Jeffrey R. Poss, Esq.

Willkie Farr & Gallagher

787 Seventh Avenue

New York, NY 10019-6099

(212) 728-8000

May 9, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 48207D101

1.	Names of Reporting Person. I.R.S. Identification Nos. of above persons (entities only). Alan M. Meckler
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 9,127,554 8. Shared Voting Power 1,585,613 9. Sole Dispositive Power 9,127,554 10. Shared Dispositive Power 3,585,613

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,713,167
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 36.43%
14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 5 amends and restates in its entirety Amendment No. 4 filed on behalf of Alan M. Meckler, an individual (“Meckler”) on February 18, 2005, which amended and restated the Schedule 13D (the “Original Schedule 13D”) filed on behalf of Meckler on August 12, 1999, as amended and restated by Amendment No. 1 filed on behalf of Meckler on February 6, 2002, Amendment No. 2 filed on behalf of Meckler on August 14, 2003, and Amendment No. 3 filed on behalf of Meckler on June 8, 2004, relating to the common stock, par value $.01 per share (the “Common Stock”), of Jupitermedia Corporation, a Delaware corporation (the “Issuer”).

Item 1.    Security and Issuer.

This Amendment No. 5 relates to the Common Stock of the Issuer, and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended. The address of the principal executive offices of the Issuer is 23 Old Kings Highway South, Darien, CT 06820.

Item 2.    Identity and Background.

(a) This statement is filed by Meckler, the Chairman and Chief Executive Officer of the Issuer.

(b) The business address of Meckler is 23 Old Kings Highway South, Darien, CT 06820.

(c) Meckler presently serves as Chairman and Chief Executive Officer of the Issuer.

(d) Meckler has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Meckler has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating such activities subject to, federal or state securities laws or finding any violation with respect to such law.

(f) Meckler is a United States citizen.

Item 3.    Source and Amount of Funds or Other Consideration.

Meckler used personal funds to purchase Common Stock of the Issuer for his own account. Each of the Children’s Trusts, the Parent Trusts and the Foundation (each as defined in Item 4) used its own funds to purchase Common Stock of the Issuer. In addition, (i) the Foundation received 110,000 shares of Common Stock as a gift from Meckler, (ii) each of the four Children’s Trusts received 5,000 shares of Common Stock as a gift from Meckler, (iii) one of the Parent Trusts received 50,200 shares of Common

Stock upon the dissolution of a separate trust for the benefit of Meckler’s father and (iv) the Meckler Trust (as defined in Item 4) received 2,000,000 shares of Common Stock as a gift from Meckler.

Item 4.    Purpose of Transaction.

On August 12, 1999, the Original Schedule 13D was filed which reported that Meckler beneficially owned 12,916,050 shares of Common Stock which represented approximately 55.20% of the shares of Common Stock then outstanding.

On February 6, 2002, Amendment No. 1 was filed, which reported that from the period beginning August 13, 1999 up until the date thereof, Meckler purchased an aggregate of 127,150 shares of Common Stock on the open market. During this same period, Meckler transferred 50,000 shares of Common Stock to the Meckler Foundation Inc., a charitable foundation over which Meckler exercises investment control (the “Foundation”), and 5,000 shares of Common Stock to each of the Naomi A. Meckler Trust, the Catherine S. Meckler Trust, the Caroline J. Meckler Trust and the John M. Meckler Trust (trusts established for the benefit of Meckler’s four children and collectively referred to herein as the “Children’s Trusts”). As a result of these transactions, Meckler’s direct ownership of Common Stock during this period increased from 11,472,836 shares to 11,529,986 shares, an increase of 57,150 shares (calculated as 127,150 shares acquired on the open market less 70,000 shares gifted).

In addition to the transfers described above, Meckler’s indirect ownership of Common Stock also increased during this period due to the following transactions: (i) the Children’s Trusts collectively purchased 32,000 shares of Common Stock on the open market (for a total of 52,000 shares acquired); (ii) the Foundation purchased 7,100 shares of Common Stock (for a total of 57,100 shares acquired); (iii) Ellen Meckler (Meckler’s spouse) purchased 88,100 shares of Common Stock and (iv) the Lillian Meckler Revocable Trust and the Herman L. Meckler Family Trust #1 (trusts established for the benefit of Meckler’s mother and collectively referred to herein as the “Parent Trusts”) acquired an aggregate of 69,200 shares of Common Stock and sold an aggregate of 7,000 shares of Common Stock. As a result of these transactions and the gifts to the Foundation and the Children’s Trusts described above, Meckler’s indirect ownership of Common Stock during this period increased from 1,443,214 shares to 1,702,614 shares, an increase of 259,400 shares.

During this period, Meckler’s aggregate beneficial ownership of shares of Common Stock increased from 12,916,050 to 13,599,265, a total increase of 683,215 shares. Despite this increase, Meckler’s percentage ownership of the Issuer decreased from 55.20% to 52.92% due to issuances of shares of Common Stock by the Issuer.

On August 14, 2003, Amendment No. 2 was filed, which reported that during the period beginning February 6, 2002 and ending on the date thereof, Meckler sold 300,000 shares of Common Stock (the “Shares”) to Knowlton Brothers, Inc. (“Knowlton”), as general partner of several private investment funds, and certain persons affiliated with

Knowlton (collectively, the “Knowlton Purchasers”) in a private transaction, for estate planning purposes. During this same period, Meckler purchased an aggregate of 18,900 shares of Common Stock on the open market. As a result of these transactions, Meckler’s direct ownership of Common Stock during this period decreased from 11,529,986 to 11,248,886, a decrease of 281,100 shares (calculated as 18,900 shares acquired on the open market less 300,000 shares sold to the Knowlton Purchasers).

In addition to the transfers described above, Meckler’s indirect ownership of Common Stock increased during this period due to the following transactions: (i) the Children’s Trusts collectively purchased an aggregate of 40,000 shares of Common Stock (for a total of 92,000 shares acquired); (ii) the Foundation purchased 10,000 shares of Common Stock (for a total of 67,100 shares acquired); (iii) the Parent Trusts acquired an aggregate of 12,000 shares of Common Stock and sold 24,000 shares of Common Stock, a total decrease of 12,000 shares of Common Stock. As a result of these transactions, Meckler’s indirect ownership of Common Stock during this period increased from 1,702,614 shares to 1,740,614 shares, an increase of 38,000 shares.

During this period, Meckler’s aggregate beneficial ownership of shares of Common Stock increased from 13,599,265 to 14,222,831, a total increase of 623,566 shares. Despite this increase, Meckler’s percentage of ownership of the Issuer decreased from 52.92% to 52.44%.

On June 8, 2004, Amendment No. 3 was filed, which reported that from the period beginning August 14, 2003 until May 28, 2004, Meckler acquired 499,998 shares of Common Stock through the exercise of certain stock options. In connection with the Issuer’s public offering (the “Public Offering”) of shares of Common Stock pursuant to an effective registration statement (File No. 333-113293) and the Purchase Agreement, dated as of May 24, 2004, by and among the Issuer, certain selling stockholders named therein and the underwriters named therein, a form of which was filed as Exhibit 2.1 to Form S-3/A on May 10, 2004, Meckler sold 599,998 shares of Common Stock, including the 499,998 shares acquired through the exercise of stock options described above. As a result of these transactions, Meckler’s direct ownership of Common Stock during this period (excluding shares underlying options exercisable within 60 days of May 28, 2004) decreased from 11,248,886 to 11,148,886 shares, a decrease of 100,000 shares (calculated as 499,998 shares acquired through the exercise of options less 599,998 shares sold in the Public Offering).

In addition to the transfers described above, Meckler’s indirect ownership of Common Stock decreased during this period due to the collective disposition of an aggregate of 140,002 shares of Common Stock by the Children’s Trusts in the Public Offering. As a result of these transactions, Meckler’s indirect ownership of Common Stock during this period decreased from 1,740,615 shares (reflecting one additional share of Common Stock owned by the Children’s Trusts but inadvertently omitted from this Schedule 13D as previously amended) to 1,600,613 shares, for a decrease of 140,002 shares.

During this period, Meckler’s aggregate beneficial ownership of shares of Common Stock decreased from 14,222,832 to 13,981,166, a total decrease of 241,666 shares. This decrease is a result of the following: (i) a decrease of 100,000 shares in Meckler’s direct ownership of shares (excluding shares underlying options) as described above; (ii) a decrease of 140,002 shares in Meckler’s indirect ownership of shares as described above; (iii) a net decrease in beneficial ownership of the number of shares underlying options from 1,233,331 to 1,231,667, for a net decrease of 1,664 option shares. As a result of these transactions, Meckler’s percentage ownership of the Issuer decreased during this period from 52.44% to 43.26%.

On February 18, 2005, Amendment No. 4 was filed, which reported that from the period beginning May 28, 2004 until February 10, 2005, Meckler acquired 431, 667 shares of Common Stock through the exercise of certain stock options. During this same period, Meckler sold 978,000 shares of Common Stock in a private transaction, transferred 60,000 shares of Common Stock to the Foundation as a gift and transferred 2,000,000 shares of Common Stock to the Alan M. Meckler 2005 Grantor Retained Annuity Trust, a grantor retained annuity trust over which Meckler exercises investment, but not voting, control (the “Meckler Trust”), as a gift. As a result of these transactions, Meckler’s direct ownership of Common Stock during this period (excluding shares underlying options exercisable within 60 days of February 10, 2005) decreased from 11,148,886 to 8,542,553 shares, a decrease of 2,606,333 shares (calculated as 431,667 shares acquired through the exercise of options less 978,000 shares sold in a private transaction, 60,000 shares transferred to the Foundation as a gift and 2,000,000 shares transferred to the Meckler Trust as a gift).

In addition to the transfers described above, Meckler’s indirect ownership of Common Stock increased during this period due to the following transactions: (i) each of the Children’s Trusts sold 18,000 shares of Common Stock in a private transaction; (ii) the Foundation received 60,000 shares of Common Stock as a gift from Meckler; (iii) the Foundation transferred 3,000 shares of Common Stock to a charitable organization as a gift; and (iv) the Meckler Trust received 2,000,000 shares of Common Stock as a gift from Meckler. As a result of these transactions, Meckler’s indirect ownership of Common Stock during this period increased from 1,600,613 to 3,585,613 shares, an increase of 1,985,000 shares (calculated as 60,000 shares received by the Foundation as a gift and 2,000,000 shares received by the Meckler Trust as a gift less an aggregate of 72,000 shares sold by the Children’s Trusts and 3,000 shares transferred by the Foundation as a gift).

During this period, Meckler’s aggregate beneficial ownership of shares of Common Stock, as reported in Amendment No. 4, decreased from 13,981,166 to 12,796,500, a total decrease of 1,184,666 shares. This reported decrease was a result of the following: (i) a decrease of 2,606,333 shares in Meckler’s direct ownership of shares (excluding shares underlying options) as described above; (ii) an increase of 1,985,000 shares in Meckler’s indirect ownership of shares as described above; and (iii) a net reported decrease in beneficial ownership of the numbers of shares underlying options from 1,231,667 to 668,334, for a net reported decrease of 563,333 option shares. As a result of these transactions, Meckler’s reported percentage ownership of the Issuer decreased during this period from 43.26% to 38.74%. Meckler’s reported change in beneficial ownership for this period did not, however, account for the expiration of an option to purchase 100,000 shares of Common Stock that expired on September 7, 2004. Accounting for the expiration of this option would have resulted in an actual beneficial ownership of 12,696,500 shares of Common stock and a change in percentage ownership from 43.26% to 38.56%.

From the period beginning February 11, 2005 until May 9, 2005, Meckler acquired 450,000 shares of Common Stock through the exercise of certain stock options. During this same period, Meckler sold 450,000 shares of Common Stock in the open market. As a result of these transactions, Meckler’s direct ownership of Common Stock during this period (excluding shares underlying options exercisable within 60 days of May 9, 2005) remained unchanged. Meckler’s indirect ownership of Common Stock also remained unchanged during this period.

Meckler’s aggregate beneficial ownership of shares of Common Stock during this period (including shares underlying options exercisable within 60 days of the reporting date and taking account of the expiration of an option to purchase 100,000 shares of Common Stock on September 7, 2004) increased from 12,696,500 to 12,713,167, a total increase of 16,667 shares. This increase is a result of a net increase in Meckler’s beneficial ownership of the number of shares underlying options from 568,334 to 585,001 (including options exercisable within 60 days of May 9, 2005 and taking account of the expiration of his option to purchase 100,000 shares of Common Stock on September 7, 2004), for a net increase of 16,667 option shares. As a result of these transactions and the issuance of additional shares of Common Stock by the Issuer since the filing of Amendment No. 4, Meckler’s percentage ownership of the Issuer decreased from 38.56% to 36.43%, based on 34,896,467 shares outstanding as of May 9, 2005 (including shares underlying options beneficially owned by Meckler).

Meckler believed at the time of these acquisitions and dispositions, and continues to believe, that the Issuer represents an attractive investment based on the Issuer’s business prospects and strategy. Meckler may from time to time acquire shares of Common Stock or dispose of shares of Common Stock through open market or privately negotiated transactions or otherwise, depending on existing market conditions and other considerations discussed below. Meckler intends to review his investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of Common Stock, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to Meckler, general stock market and economic conditions, tax and estate planning considerations and other factors considered relevant, may decide at any time not to increase, or to decrease, the size of his investment in the Issuer.

Except as set forth above, Meckler does not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, By-Laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.    Interest in the Securities of the Issuer.

(a) As of the date hereof, Meckler beneficially owns 12,713,167 shares of Common Stock representing approximately 36.43% of the Common Stock outstanding (based on 34,896,467 shares outstanding as of May 9, 2005, including shares underlying options beneficially owned by Meckler).

(b) Meckler has the sole power to vote or direct the vote, to dispose of or direct the disposition of 9,127,554 shares of Common Stock (including 585,001 shares of Common Stock underlying options exercisable within 60 days of May 9, 2005). The Children’s Trusts collectively hold of record a total of 1,323,213 shares of Common Stock. The Parent Trusts collectively hold of record a total of 50,200 shares of Common Stock; the Foundation holds of record a total of 124,100 shares of Common Stock; Meckler’s spouse holds of record a total of 88,100 shares of Common Stock and the Meckler Trust holds of record a total of 2,000,000 shares of Common Stock. Meckler disclaims beneficial ownership of the shares of Common Stock held by the Children’s Trusts, the Parent Trusts, the Foundation and the Meckler Trust.

(c) During the 60 days preceding this report, Meckler exercised options to purchase an aggregate of 450,000 shares of Common Stock, and subsequently sold such shares of Common Stock in the open market through broker transactions. The following table sets forth, with respect to each option exercised by Mr. Meckler within the past 60 days, the date of the option grant, the date of exercise, the number of shares of Common Stock acquired upon such exercise and the exercise price, as well as the date of sale of the shares of Common Stock acquired upon such exercise, the number of shares sold and the sale price.

Date of Grant	Date of Exercise	Shares Acquired	Exercise Price	Date of Sale	Shares Sold	Sale Price(1)
4/17/00	4/1/05	50,000	$14.85	4/1/05	50,000	$15.67 to $15.93
4/17/00	4/5/05	27,500	$14.85	4/5/05	27,500	$15.62 to $15.80
4/17/00	4/11/05	45,000	$14.85	4/11/05	45,000	$15.05 to $15.13
4/17/00	4/12/05	135,000	$14.85	4/12/05	135,000	$15.05 to $15.31
4/17/00	4/13/05	42,500	$14.85	4/13/05	42,500	$15.45
12/7/00	5/9/05	81,666	$7.05	5/9/05	81,666	$16.15
9/24/01	5/9/05	68,334	$0.97	5/9/05	68,334	$16.15

(1)	Where a range of sale prices is given, the range represents the range of sale prices of lots sold on the applicable sale date on the open market through broker transactions. Reference is made to Meckler’s Form 4 filings with respect to the Issuer which show sale prices for individual lots sold on a given sale date.

(d) The Children’s Trusts are trusts established for the benefit of Meckler’s four children. The Children’s Trusts collectively hold of record a total of 1,323,213 shares of Common Stock, with each trust holding of record approximately 3.86% of the outstanding Common Stock of the Company based on the 34,896,467 shares of Common Stock outstanding as of May 9, 2005 (including shares underlying options beneficially owned by Meckler). Meckler is trustee of each of the four Children’s trusts and exercises investment control over each of them. The Parent Trusts are trusts established for the benefit of Alan’s mother and collectively hold as of the date hereof 50,200 shares of Common Stock, an amount which represents less than 1% of the outstanding Common Stock of the Company as of such date. Meckler and Meckler’s mother are co-trustees of the Parent Trusts. The Foundation and Meckler’s spouse each have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by each of them. The Meckler Trust is a grantor retained annuity trust that holds of record a total of 2,000,000 shares of Common Stock, equal to approximately 5.83% of the outstanding Common Stock of the Company based on the 34,896,467 shares of Common Stock outstanding as of May 9, 2005 (including shares underlying options beneficially owned by Meckler). Meckler is trustee of the Meckler Trust and exercises investment control over it and Alan B. Abramson is voting trustee of the Meckler Trust and exercises voting control. Meckler disclaims beneficial ownership of the shares of Common Stock held by the Children’s Trusts, the Parent Trusts, the Foundation and the Meckler Trust.

Except as set forth in this Item 5, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported in this statement on Schedule 13D.

(e) Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Under the Issuer’s 1999 Stock Incentive Plan, Meckler has been granted options to purchase 2,700,000 shares of Common Stock, of which 1,799,999 have vested, 900,001 are unvested and 1,381,665 have been exercised and 300,000 expired as of May 9, 2005. The table below sets forth certain information with respect to such options. Each option grant expires five years after the date of issuance and vests evenly over a three year period from the grant date. Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

STOCK OPTIONS HELD BY MECKLER

Option Grant	Grant Date	Price	Vested	Unvested
200,000	06/25/1999	$15.40	200,000	—
100,000	09/07/1999	$14.75	100,000	—
300,000	04/17/2000	$14.85	300,000	—
200,000	12/07/2000	$7.05	200,000	—
130,000	05/04/2001	$3.73	130,000	—
165,000	05/24/2001	$2.85	165,000	—
205,000	09/24/2001	$0.97	205,000	—
500,000	05/15/2002	$2.28	333,333	166,667
500,000	6/9/2003	$3.55	166,666	333,334
400,000	6/14/2004	$12.70	—	400,000

Item 7.    Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 13, 2005

By	/S/ ALAN M. MECKLER
Alan M. Meckler